Secretary of the Commonwealth of Massachusetts
William Francis Galvin

Business Entity Summary

ID Number: 000972826

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Summary for: IMOTOBANK, LLC

The exact name of the Domestic Limited Liability Company (LLC): IMOTOBANK, LLC

The name was changed from: IMOTOBANK LLC **on** 12-15-2014

Entity type: Domestic Limited Liability Company (LLC)

Identification Number: 000972826

Date of Organization in Massachusetts: 03-07-2008 **Date of Revival:** 02-08-2024

Date of Involuntary Dissolution by Court Order or by the SOC: 12-29-2023 **Last date certain:**

The location or address where the records are maintained (A PO box is not a valid location or address):

Address: 4-8 INDUSTRIAL RD

City or town, State, Zip code, Country: WALPOLE, MA 02081 USA

The name and address of the Resident Agent:

Name: RAMI SELIM

Address: 4-8 INDUSTRIAL RD

City or town, State, Zip code, Country: WALPOLE, MA 02081 USA

The name and business address of each Manager:

Title	Individual name	Address
MANAGER	PHILLIP RAMSIS IBRAHIM IBRAHIM	4-8 INDUSTRIAL RD WALPOLE, MA 02081 USA
MANAGER	NERMINE BESHARA	4-8 INDUSTRIAL RD WALPOLE, MA 02081 USA
MANAGER	RAMI SELIM	4-8 INDUSTRIAL RD WALPOLE, MA 02081 USA

In addition to the manager(s), the name and business address of the person(s) authorized to execute documents to be filed with the Corporations Division:

Title	Individual name	Address
SOC SIGNATORY	PHILLIP RAMSIS IBRAHIM	4-8 INDUSTRIAL RD WALPOLE, MA 02081 USA

The name and business address of the person(s) authorized to execute, acknowledge, deliver, and record any recordable instrument purporting to affect an interest in real property:

Title	Individual name	Address
REAL PROPERTY	PHILLIP RAMSIS IBRAHIM PHILLIP	4-8 INDUSTRIAL RD WALPOLE, MA 02081 USA
REAL PROPERTY	RAMI SELIM	13 WEBB RD SHARON, MA 02067 USA

☐ **Consent** ☐ **Confidential Data** ☐ **Merger Allowed** ☐ **Manufacturing**

View filings for this business entity:

ALL FILINGS
Annual Report
Annual Report - Professional
Articles of Entity Conversion
Certificate of Amendment

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Comments or notes associated with this business entity:

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